Exhibit 12.1

STATS ChipPAC Ltd. historical
Ratio of earnings to fixed charges

	Proforma, Year Ended December 31, 2004	Fiscal Year Ended December 31,
		2000	2001	2002	2003	2004
Income (loss) before income taxes	(470,916)	57,224	(143,142)	(95,968)	528	(456,001)

Add
Interest expense	44,170	2,424	1,275	10,414	13,994	28,816
Portion of operating lease rental expense deemed by us to be representative of the interest factor	17,783	6,185	8,353	7,146	6,202	14,627

Earnings as adjusted	(408,963)	65,833	(133,514)	(78,408)	20,724	(412,558)

Fixed charges
Interest expense	44,170	2,424	1,275	10,414	13,994	28,816
Portion of operating lease rental expense deemed by us to be representative of the interest factor	17,783	6,185	8,353	7,146	6,202	14,627

	61,953	8,609	9,628	17,560	20,196	43,443
Ratio of earnings to fixed charges	—	7.6	—	—	1.0	—
Deficiency of earnings to cover fixed charges	(470,916)	—	(143,142)	(95,968)	—	(456,001)